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FEB 24 2012

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12014812

KW
4/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonewall Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 S. Sangamon, Suite 5-B
(No. and Street)

Chicago (City) Illinois (State) 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc B. Horin (312) 421 - 6262
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
4/03

OATH OR AFFIRMATION

I, Marc B. Horin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonewall Investments, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
David J. Naatz
Notary Public, State of Illinois
My Commission Expires 9/24/2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonewall Investments, Inc.

Financial Report

December 31, 2011

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

Stonewall Investments, Inc.

Financial Report

December 31, 2011

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stonewall Investments, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Stonewall Investments, Inc. as of December 31, 2011 and 2010, and the related statements of income, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonewall Investments, Inc. as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Kehlenbrink, Lawrence & Pauckner

February 16, 2012

Stonewall Investments, Inc.

Statements of Financial Condition

	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$ 223,796	$ 189,734
Accounts receivable	-	510
Prepayments	680	561
Securities owned	7,353	7,119
Total Assets	$ 231,829	$ 197,924
Liabilities and Shareholder's Equity		
Liabilities	$ -	$ -
Shareholder's Equity		
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	230,829	196,924
Total Shareholder's Equity	231,829	197,924
Total Liabilities and Shareholder's Equity	$ 231,829	$ 197,924

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Income Statements

	For The Years Ended December 31, 2011	For The Years Ended December 31, 2010
Revenues		
Commissions	$ 160	$ 15
Interest and dividends	467	406
Net gain (loss) on firm securities trading accounts	233	1,173
Miscellaneous revenue	39,798	35,790
Total revenues	40,658	37,384
Operating Expenses		
Regulatory fees and expenses	1,910	5,402
Professional fees and commissions	3,185	4,665
Clearing fees	27	75
Insurance	321	379
Miscellaneous	1,310	1,122
Total operating expenses	6,753	11,643
Net Income	$ 33,905	$ 25,741

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Statements of Retained Earnings

	For The Years Ended	
	December 31, 2011	December 31, 2010
Balance at the beginning of the period	$ 196,924	$ 171,183
Net income	33,905	25,741
Balance at the end of the period	$ 230,829	$ 196,924

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Statements of Cash Flows

	For The Years Ended December 31, 2011	December 31, 2010
Operating Activities		
Net income	$ 33,905	$ 25,741
Adjustments to reconcile income to net cash provided by operating activities:		
Change in unrealized gain on securities	(234)	(1,173)
Changes in operating assets and liabilities:		
Accounts receivable	510	(510)
Prepayments	(119)	2,212
Net Cash Provided by Operating Activities	34,062	26,270
Investing Activities		
Net Cash Provided by Investing Activities	-	-
Increase in Cash and Cash Equivalents	34,062	26,270
Cash and Cash Equivalents at Beginning of Year	189,734	163,464
Cash and Cash Equivalents at End of Year	$ 223,796	$ 189,734

The accompanying notes are an integral part of these financial statements.

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2011

Note 1 - Significant Accounting Policies

Description of Business
Stonewall Investments, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in providing brokerage services for individual and business investors. The Company also engages in consulting services.

Security Trades
On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues in the form of commissions are recognized based on the trade date of each customer transaction. Revenues earned but not received are recorded as a receivable.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2011 and 2010. Income taxes paid were $388 and $100 for 2011 and 2010, respectively.

Income Taxes
The shareholder has elected, under provisions of the Internal Revenue Code, to have the Company's income taxed directly to him. Accordingly, no federal income taxes are reflected in these financial statements. State income taxes are insignificant; therefore, no accrual has been made in these financial statements.

Note 2 – Cash and Cash Equivalents

The Company maintains cash balances in money market funds. As of December 31, 2011, $17,767 of these balances were not insured against loss.

Note 3 –Securities Owned

Securities owned consist of equity securities that are carried at quoted market value. The resulting changes in market value are included in income under the heading Net gain (loss) on firm securities trading accounts.

Note 4 – Related Party Transactions

The owner of the Company also owns National Compliance Consultants (NCC). NCC provides office space, utilities, and supplies to the Company with no expectation of future repayment.

Note 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2011, the Company had net capital of $229,691, which was $224,691 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.00%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2011, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant To Rule 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2011 unaudited Focus report and this report.

Stonewall Investments, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2011

Net Capital	
Shareholder's equity	$ 231,829
Less nonallowable assets	680
Net capital before haircuts on security position	231,149
Haircuts on securities	(1,458)
Net capital	$ 229,691
Aggregate Indebtedness	$ -
Net capital required based on aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 5,000
Excess Net Capital	$ 224,691
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 223,691
Percentage of Aggregate Indebtedness to Net Capital	0.0%

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Stonewall Investments, Inc.

In planning and performing our audit of the financial statements of Stonewall Investments, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Stonewall Investments, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify material weaknesses related to a lack of segregation of duties and to the control over the selection and application of accounting principles in conformity with GAAP. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence + Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
February 16, 2012